Exhibit 99.8

SOLAR FLOW-THROUGH FUNDS LTD

Unaudited Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2024

Expressed in Canadian Dollars

SOLAR FLOW-THROUGH FUNDS LTD

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at

		March 31,	December 31,
	Notes	2024	2023
Assets
Current assets:
Cash		$12,648,841	$15,947,226
Trade and other receivables	4	4,347,948	3,871,413
Prepaid expenses and deposits	5	197,560	276,328
		17,194,349	20,094,967
Non-current assets:
Equipment	6	51,704,291	52,115,696
Intangible assets	7	34,801,123	35,355,869
Other assets	5	821,345	828,232
Derivative assets	10	1,771,479	1,399,648
Goodwill	3	37,339,528	37,339,528
		126,437,766	127,038,973
Total assets		$143,632,115	$147,133,940

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accruals		$12,697,583	$13,143,513
Current portion of long-term debt	8	3,939,342	5,525,240
Current portion of lease obligations	9	585,057	592,089
		17,221,982	19,260,842
Non-current liabilities:
Long-term debt	8	47,637,848	47,155,762
Lease obligations	9	6,837,308	6,921,874
Deferred tax liabilities		14,136,253	14,561,458
Due to related parties	11	1,434,373	1,434,373
		70,045,782	70,073,467
Total liabilities		$87,267,764	$89,334,309

Shareholders’ equity:
Share capital	12	43,632,156	43,632,156
Deficit		(3,417,081)	(2,831,114)
		40,215,075	40,801,042
Non-controlling interests	13	16,149,276	16,998,589
Total shareholders’ equity		56,364,351	57,799,631
Total liabilities and shareholders’ equity		$143,632,115	$147,133,940
Contingencies	18

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Approved by the Board:

Matthew Wayrynen, CEO, Director

2

SOLAR FLOW-THROUGH FUNDS LTD

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31

	Notes	2024

Revenue		$1,361,854
Direct costs		(631,383)
Amortization		(1,376,332)
Gross loss		(645,861)
Operating expenses:
General and administrative	14	(974,040)
Operating loss		(1,619,901)
Finance costs		(723,517)
Change in fair value of interest rate swaps		371,834
Other income	15	111,089
Loss before taxes		(1,860,495)
Tax expense:
Deferred tax recovery		425,215
Net loss and comprehensive loss		$(1,435,280)

Attributed to:
Common shareholders		$(585,967)
Non-controlling interests	13	(849,313)
		$(1,435,280)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

3

SOLAR FLOW-THROUGH FUNDS LTD

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

	Number of common shares	Share Capital	Deficit	Non- controlling interests	Total shareholders’ equity
December 31, 2023	10,000,000	$43,632,156	$(2,831,114)	$16,998,589	$57,799,631
Issuance – note 12	1,052,599	-	-	-	-
Net loss and comprehensive loss	-	-	(585,967)	(849,313)	(1,435,280)
March 31, 2024	11,052,599	$43,632,156	$(3,417,081)	$16,149,276	$56,364,351

See accompanying notes to the unaudited condensed interim consolidated financial statements.

4

SOLAR FLOW-THROUGH FUNDS LTD

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31

	Notes	2024
Cash provided by (used in):

Operating activities:
Net loss		$(1,435,280)
Add back non-cash items:
Amortization		1,376,332
Finance costs		723,517
Change in fair value of interest rate swaps	10	(371,834)
Lease interest expense	9	92,759
Deferred tax recovery		(425,215)
Changes in working capital	16	(927,143)
		(966,864)
Investing activities:
Acquisition of battery energy storage systems	6	(319,835)
		(319,835)
Financing activities:
Net repayment of long-term debt		(1,827,329)
Repayment of lease obligations	9	(184,357)
		(2,011,686)
Decrease in cash		(3,298,385)
Cash, beginning of year		15,947,226
Cash, end of year		$12,648,841

See accompanying notes to the unaudited condensed interim consolidated financial statements.

5

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

1.	Nature of operations:

Solar Flow-Through Funds Ltd (the “Company”) is engaged in the development and operation of solar photovoltaic power generation projects, battery energy storage systems (“BESS”) and electric vehicle charging stations in Canada and the US. On August 11, 2023, the Company was incorporated to commence a corporate reorganization among nine general partners, nine management companies and nine limited partnerships culminating in the completion of an amalgamation on October 23, 2023 into a single corporation. This business combination is described in note 3. The address of the registered office of the Company is Suite 900 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	Basis of preparation:

(a)	Statement of compliance and basis of presentation:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited condensed interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2023.

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s financial statements for the year ended December 31, 2023, with the exception of the new accounting policies described below.

The preparation of condensed interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The interim results are not necessarily indicative of results for a full year. The critical judgments and estimates applied in the preparation of the Company’s condensed interim consolidated financial statements are consistent with those applied to the Company’s financial statements for the year ended December 31, 2023.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 17, 2024.

6

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

2.	Basis of preparation (continued):

(b)	Basis of consolidation:

(i)	Subsidiaries:

These condensed interim consolidated financial statements include the financial statements of the Company and its subsidiaries for which it has a controlling interest. The Company controls an entity when it is exposed to, or has rights to, variable returns from its investment with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances and transactions are eliminated upon consolidation. The method of accounting applied to the preparation of the condensed interim consolidated financial statements is consolidation. Details of the Company’s ownership interests in its subsidiaries are as follows:

Name	Ownership interest
Solar High Yield Projects #1 Ltd.	100.00%
2344215 Ontario Inc.	100.00%
SHY1 2012 FIT2 Ltd.	100.00%
2343461 Ontario Inc.	100.00%
Icarus Whitesand Solar Limited Partnership	85.00%
2387276 Ontario Inc.	49.90%
2387280 Ontario Inc.	24.95%
2387281 Ontario Inc.	49.90%
2387282 Ontario Inc.	49.90%
2391395 Ontario Inc.	49.90%
SPN LP 7	49.90%
1000234763 Ontario Inc.	50.00%
1000234813 Ontario Inc.	50.00%
Solar Flow-Through Project #1 (2013) Ltd.	100.00%
2405402 Ontario Inc.	49.90%
2405514 Ontario Inc.	49.90%
2467260 Ontario Inc.	49.90%
Solar Flow-Through (2014) Ltd.	100.00%
Solar Flow-Through Projects (2014 Subco F2) Ltd.	100.00%
Solar Flow-Through (2015) Ltd.	100.00%
2405372 Ontario Inc.	49.90%
2469780 Ontario Inc.	49.90%
2405799 Ontario Inc.	49.90%
SFF Solar (2015) Ltd.	100.00%
Solar Flow-Through (2016) Ltd.	100.00%
2503072 Ontario Inc.	49.90%
2503225 Ontario Inc.	49.90%
2503903 Ontario Inc.	49.90%
Northern Development Solar 2016 Inc.	49.90%
Sunshine Solar Ontario 2016 Inc.	49.90%
Solar Flow-Through (2017-I) Ltd.	100.00%
Solar Flow-Through (2017-A) Ltd.	100.00%
Solar Flow-Through (2018-I) Ltd.	100.00%
Solar Flow-Through (2018-A) Ltd.	100.00%
15155355 Canada Inc.	100.00%
Sustainable Energies Corporation	100.00%
Sustainable Energies OR LLC	100.00%
Sustainable Energies CA LLC	100.00%
Sustainable Energies VA LLC	100.00%

7

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

3.	Business combination:

Effective October 23, 2023, the Company completed its corporate reorganization to acquire 100% of the issued and outstanding limited partnership units of Solar Flow-Through 2012-I Limited Partnership, Solar Flow-Through 2013-I Limited Partnership, Solar Flow-Through 2014-I Limited Partnership, Solar Flow-Through 2015-I Limited Partnership, Solar Flow-Through 2016-I Limited Partnership, Solar Flow-Through 2017-A Limited Partnership, Solar Flow-Through 2017-I Limited Partnership, Solar Flow-Through 2018-A Limited Partnership, and Solar Flow-Through 2018-I Limited Partnership, and 100% of the issued and outstanding common shares of the limited partnerships’ respective general partner corporations and management companies for non-cash share consideration. The Company exchanged 9,999,999 common shares to complete this corporate reorganization. Goodwill represents the future economic benefits arising from the business acquisition including the benefits from the funding and royalty agreements entered into between the Company and its non-controlling shareholders, which result in significant value to the controlling shareholders by attributing the majority of the earnings from solar photovoltaic power generation projects to the controlling shareholder based on economic ownership. The group of limited partnerships is engaged in the development and operation of solar photovoltaic power generation projects, battery energy storage systems and electric vehicle charging stations in Canada and the US. The Company accounted for the acquisition using the acquisition method and operating results from the date of acquisition to March 31, 2024 have been included in the consolidated financial statements.

The allocation of the purchase price of the net identifiable assets based on their estimated fair values is as follows:

Purchase price	$43,632,155
Fair value of net assets acquired
Cash	29,391,123
Trade and other receivables	3,262,152
Prepaid expenses and deposits	531,970
Equipment	45,538,509
Intangible assets	35,776,500
Other assets	870,263
Derivative assets	2,777,639
Accounts payable and accruals	(12,324,753)
Loan payable	(1,207,807)
Current portion of long-term debt	(5,514,189)
Long-term debt	(47,717,949)
Lease obligations	(7,579,849)
Deferred tax liabilities	(16,123,689)
Due to related parties	(1,434,379)
Non-controlling interests	(19,952,914)
Goodwill	$37,339,528

8

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

4.	Trade and other receivables:

	March 31,	December 31,
	2024	2023
GST/HST receivable	$2,475,031	$2,517,111
Trade receivables	1,872,917	1,354,302
	$4,347,948	$3,871,413

5.	Prepaid expenses and deposits:

	March 31,	December 31,
	2024	2023
Prepaid rent	$91,517	$84,116
Other prepaid expenses	87,543	110,848
Prepaid insurance	-	62,864
Contract application deposits	18,500	18,500
	$197,560	$276,328

As at March 31, 2024, the non-current portion of prepaid rent of $821,345 (December 31, 2023 – $828,232) is presented as other assets.

9

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

6.	Equipment:

	Solar power system assets	Battery energy storage systems	Right-of-use assets	Royalty contract assets	Total
Cost:

Balance, December 31, 2023	$38,315,000	$7,534,008	$6,804,893	$83,430	$52,737,331
Additions	-	410,181	-	-	410,181
Balance, March 31, 2024	$38,315,000	$7,944,189	$6,804,893	$83,430	$53,147,512

	Solar power system assets	Battery energy storage systems	Right-of-use assets	Royalty contract assets	Total
Accumulated amortization:

Balance, December 31, 2023	$524,967	$-	$95,526	$1,142	$621,635
Amortization	692,348	-	127,716	1,522	821,586
Balance, March 31, 2024	$1,217,315	$-	$223,242	$2,664	$1,443,221
Net book value, December 31, 2023	$37,790,033	$7,534,008	$6,709,367	$82,288	$52,115,696
Net book value, March 31, 2024	$37,097,685	$7,944,189	$6,581,651	$80,766	$51,704,291

7.	Intangible assets:

	FIT Contracts	BESS Contracts	Total
Cost:
Balance at December 31, 2023	$30,851,000	$4,925,500	$35,776,500
Balance at March 31, 2024	$30,851,000	$4,925,500	$35,776,500
Accumulated depreciation:
Balance at December 31, 2023	$420,631	$-	$420,631
Amortization	554,746	-	554,746
Balance at March 31, 2024	$975,377	$-	$975,377
Net book value, December 31, 2023	$30,430,369	4,925,500	$35,355,869
Net book value, March 31, 2024	$29,875,623	$4,925,500	$34,801,123

10

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

8.	Long-term debt:

	March 31, 2024	December 31, 2023
Balance, beginning	$53,691,355	$-
Additions	-	54,263,805
Interest expense	796,647	823,812
Repayment of principal	(1,257,436)	(805,960)
Interest payments	(656,400)	(590,302)
	52,574,166	53,691,355
Deferred fees on long-term debt	(996,976)	(1,010,352)
Balance, ending	51,577,190	52,681,002
Current portion	(3,939,342)	(5,525,240)
Non-current portion	$47,637,848	$47,155,762

As at March 31, 2024, the Company had 51 term loans secured by the underlying solar power system assets. The loans have interest payable quarterly with variable interest rates ranging from 1.56% plus Canadian Dollar Offering Rate (“CDOR”) to 3.34% plus CDOR and with fixed interest rates ranging from 4.45% to 6.06%. The loans were recorded at the date of acquisition of October 23, 2023 at the fair value based on the borrowing rate at the date of acquisition, which was determined to be an interest rate of 5.69% with a remaining term range of 3 to 17 years maturing between 2026 and 2040. The calculation and publication of CDOR will permanently cease after June 28, 2024. As a result, the loans will reference to Canadian Overnight Repo Rate Average (“CORRA”) after CDOR’s cessation.

The Company has entered into interest rate swap agreements to manage the risk related to fluctuations in variable interest rates. Interest rate swaps are accounted for as derivatives and recorded at fair value on the consolidated statements of financial position with change in fair value recorded in profit or loss. At March 31, 2024 the notional amount of the Company’s interest rate swap contracts was $27,589,583 (December 31, 2023 - $28,266,588) (note 10 (a)(i)).

9.	Lease obligations:

	March 31, 2024	December 31, 2023
Balance, beginning	$7,513,963	$-
Additions	-	7,579,849
Lease payments	(184,357)	(135,664)
Interest expense	92,759	69,778
Balance, ending	7,422,365	7,513,963
Current portion	(585,057)	(592,089)
Non-current portion	$6,837,308	$6,921,874

11

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

10.	Financial instruments:

The Company as part of its operations carries financial instruments consisting of cash, trade receivables, accounts payable and accruals, loan payable, lease obligations, derivative assets, and long-term debt.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

i.	Level 1: Quoted prices in active markets for identical assets or liabilities.
ii.	Level 2: Inputs other than quoted prices that are observable for the asset or liability.
iii.	Level 3: Inputs for the asset or liability that are not based on observable market data.

The fair value of assets and liabilities are determined using Level 2 inputs. There were no gains or losses recognized in respect of Level 3 fair values during the three months ended March 31, 2024.

(i)	Derivative assets for interest rate swaps:

The Company has entered into interest rate swaps to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments. The fair value of the interest rate swaps is based on discounting estimates of future floating rate and fixed rate cash flows for the remaining term of the interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty.

	Carrying amount
	Notional	Derivative
As at March 31, 2024	amount	assets

Interest rate swaps:
2343461 Ontario Inc.	$2,564,749	$190,271
2344215 Ontario Inc.	2,816,492	180,745
2387276 Ontario Inc.	4,567,817	320,075
2387280 Ontario Inc.	2,126,877	165,903
2387281 Ontario Inc.	2,334,957	129,597
2391395 Ontario Inc.	1,361,859	90,024
SHY1 2012 FIT2 Ltd.	2,536,755	185,524
Icarus Whitesand Solar Limited Partnership	1,861,109	117,844
SPN LP 7	5,221,296	239,271
Solar Flow-Through Projects (2014 Subco F2) Ltd.	2,197,672	152,225
	$27,589,583	$1,771,479

12

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

10.	Financial instruments (continued):

(a)	Fair value (continued):

(i)	Derivative assets for interest rate swaps (continued):

The carrying amounts of cash, trade receivables, accounts payable and accruals, and due to related parties approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable and long-term debt approximate their fair value as they are calculated by reference to market rates of interest for similar instruments (Level 2).

(b)	Financial risk management:

(i)	Credit risk:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

Confirmations for related party balances have been received and provided to defer any payments until after March 31, 2025. Amounts due from related parties are with entities under common management. The Company has assessed the creditworthiness of its related parties and determined the credit risk to be low.

Trade receivables are due from local electricity utility entities in Ontario, all of which are government entities with high creditworthiness and the Company has determined the credit risk to be low. Cash has low credit risk as it is held by internationally recognized financial institutions.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. As at March 31, 2024, the Company had a working capital deficit of $27,633. All of the Company’s financial liabilities are subject to normal trade terms.

(ii)	Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and currency risk.

(A)	Interest rate risk:

The Company is not exposed to interest rate risk as loan payable amounts have fixed rates of interest and long-term debt amounts have fixed interest rates or interest rates are fixed through interest rate swaps (note 10(a)(i)).

(B)	Currency risk:

The Company does not have financial assets or liabilities held in a foreign currency.

13

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

11.	Related party transactions:

As at March 31, 2024, the Company has due to related parties of $1,434,373 (December 31, 2023 - $1,434,373) owed to Berkley Renewables Inc., which has a director that is also a director for the Company. The amounts due are unsecured, non-interest bearing and due on demand. As at March 31, 2024, the related parties have confirmed that no repayments are required for amounts due to related parties until after March 31, 2025. Accordingly, due to related party balances are recorded as non-current balances.

Key management includes the Company’s directors and executive officers including its Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. For the three months ended March 31, 2024 the salaries and benefits paid to key management was $307,200.

12.	Share capital:

On March 19, 2024, the Company issued 1,052,599 common shares of the Company to SolarBank for nil value for the purpose of voting such shares in favor of the Transaction at the Company Meeting as disclosed in note 18. Once the Transaction is completed, the nil share value will be converted by a $4.7 million payable that is due to SolarBank from the Company. The liability cannot be extinguished as the extinguishment is contingent on the acquisition being completed. If the Agreement is terminated, then SolarBank shall have the option exercisable to return the common shares of the Company to the Company for cancellation and thereafter the receivable shall again be due and owing by the Company to SolarBank. As the return of the common shares to the Company is at the option of SolarBank the issuance of shares has not settled the balance owing to SolarBank by the Company.

As at March 31, 2024, the authorized share capital of the Company consisted of an unlimited number of common shares without par value, and 11,052,599 common shares, 783,000 Class A Tracking Shares, 895,000 Class B Tracking Shares, and 866,000 Class C Tracking Shares are issued and outstanding.

14

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

13.	Non-controlling interests:

Summarized financial information for the Company’s subsidiaries that have non-controlling interests (“NCIs”) is set out below. The amounts are before intercompany eliminations.

As at March 31, 2024	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI

Icarus Whitesand Solar Limited Partnership	$360,377	$3,836,516	$(30,339)	$(2,566,811)	$1,599,743	$239,962
1000234763 Ontario Inc.	717,997	9,429,142	(580,710)	(6,004,019)	3,562,411	1,784,773
1000234813 Ontario Inc.	375,722	3,890,546	(1,023,005)	(2,284,809)	958,455	480,187
2387276 Ontario Inc.	1,175,633	10,361,417	(272,009)	(7,391,716)	3,873,324	1,940,536
2387280 Ontario Inc.	511,182	3,097,828	(38,027)	(2,546,711)	1,024,273	769,327
2387281 Ontario Inc.	492,461	4,164,040	(71,151)	(2,962,211)	1,623,139	813,193
2387282 Ontario Inc.	1,320,349	17,606,601	(439,486)	(11,582,478)	6,904,986	3,459,398
2391395 Ontario Inc.	278,459	2,278,361	(16,162)	(1,483,772)	1,056,886	529,500
SPN LP 7	1,302,393	10,601,284	(83,502)	(5,812,731)	6,007,444	3,009,735
2405372 Ontario Inc.	26,693	55,779	(26,904)	(37,743)	17,825	8,930
2405402 Ontario Inc.	124,838	2,351,864	(688,309)	(369,234)	1,419,160	690,959
2405514 Ontario Inc.	47,711	4,598,487	(134,981)	(1,933,500)	2,577,716	1,291,436
2405799 Ontario Inc.	324,166	1,590,271	(133,634)	(1,854,722)	(73,920)	(37,034)
2467260 Ontario Inc.	85,182	349,125	(356,631)	(72,854)	4,822	2,416
2469780 Ontario Inc.	89,699	1,482,638	-	(1,281,453)	290,884	145,733
2503072 Ontario Inc.	149,753	5,896,631	(367,965)	(3,530,144)	2,148,275	1,076,284
2503225 Ontario Inc.	328,048	4,709,623	(667,178)	(3,637,674)	732,819	367,143
2503903 Ontario Inc.	170,925	-	(219,929)	(814,792)	(863,796)	(435,267)
Northern Development Solar 2016	80,802	1,588,360	(528,058)	(976,936)	164,167	82,247
Sunshine Solar Ontario 2016 Inc.	73,479	-	(157,107)	(56,455)	(140,082)	(70,181)
	$8,035,871	$87,888,513	$(5,835,089)	$(57,200,764)	$32,888,531	$16,149,276

	Net gain (loss) and comprehensive gain (loss)	Allocated to NCI
As at March 31, 2024
Icarus Whitesand Solar Limited Partnership	$(44,763)	$(6,714)
1000234763 Ontario Inc.	(59)	(30)
1000234813 Ontario Inc.	(177)	(88)
2387276 Ontario Inc.	(125,175)	(62,712)
2387280 Ontario Inc.	(16,136)	(12,110)
2387281 Ontario Inc.	(39,265)	(19,672)
2387282 Ontario Inc.	(186,206)	(93,289)
2391395 Ontario Inc.	(30,197)	(15,129)
SPN LP 7	(103,954)	(52,081)
2405372 Ontario Inc.	142	71
2405402 Ontario Inc.	(145,918)	(73,105)
2405514 Ontario Inc.	(201,052)	(100,727)
2405799 Ontario Inc.	(152,184)	(76,244)
2467260 Ontario Inc.	(3,766)	(1,887)
2469780 Ontario Inc.	(98,004)	(49,100)
2503072 Ontario Inc.	(215,955)	(108,193)
2503225 Ontario Inc.	(246,531)	(123,512)
2503903 Ontario Inc.	3,316	1,661
Northern Development Solar 2016 Inc.	(125,257)	(62,754)
Sunshine Solar Ontario 2016 Inc.	12,579	6,302
	$(1,718,562)	$(849,313)

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

14.	General and administrative expenses:

Three Months Ended
March 31, 2024
Office and administration	$577,094
Legal fees	169,358
Professional fees	201,443
Rent	26,145
$974,040

15.	Other income:

Three Months Ended
March 31, 2024
Interest income	$142,440
Recovery of pre-construction development costs	19,593
Other items	(50,944)
$111,089

16.	Changes in working capital:

Three Months Ended
March 31, 2024
Trade and other receivables	$(476,535)
Prepaid expenses and deposits	78,768
Other assets	(83,461)
Accounts payable and accruals	(445,915)
$(927,143)

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

17.	Capital management:

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

March 31, 2024

Long-term debt – non-current portion (note 8)	$47,637,848
Deficit	(3,417,081)
$44,220,767

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, or sale of assets.

18.	Contingencies:

Transaction Success Bonus Agreement:

On July 10, 2023, resolutions were passed at the special meetings of the limited partners, which included approval for the Company to pay past and current directors a success bonus in the aggregate amount of $1.3 million upon completion of a going public transaction. This payment will be paid in securities of the Company, cash, or a combination thereof.

Plan of Arrangement Transaction:

On March 19, 2024, the Company entered into a definitive agreement (the “Agreement”) with SolarBank Corporation (Cboe CA:SUNN; NASDAQ:SUUNN; FSE:GY2) (“SolarBank”) to sell all of the issued and outstanding common shares of the Company through a plan of arrangement for an aggregate purchase price of up to $41.8 million in an all stock deal (the “Transaction”). The Transaction values the Company at up to $45 million but the consideration payable excludes the common shares of the Company currently held by SolarBank.

Under the terms of the Transaction, SolarBank has agreed to issue up to 5,859,567 common shares for an aggregate purchase price of up to $41.8 million, representing $4.50 per common share of the Company. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). Through the Transaction, SolarBank will acquire the company’s 70 operating solar power sites, along with its pipeline of battery energy storage projects and electric vehicle charging stations.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

18.	Contingencies (continued):

The consideration for the Transaction consists of an upfront payment of approximately 3,575,638 SolarBank Shares ($25.53 million) and a contingent payment representing up to an additional 2,283,929 SolarBank Shares ($16.31 million) that will be issued in the form of contingent value rights

(“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between the Company, the Ontario Independent Electricity System Operator (“IESO”) and the major suppliers for the Company BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the independent valuations expert shall revalue the BESS portfolio and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by the independent valuations expert, plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval at a special meeting expected to be held on June 19, 2024 (the “Company Meeting”). Under the terms of the Transaction, the Company shareholders will receive consideration of (i) $25.53 million, representing approximately $2.75 per the Company common share or 0.3845938 of a SolarBank Share for every the Company common share; and (ii) up to $16.31 million in CVRs that may, on satisfaction of the CVR Conditions, be exchanged for SolarBank Shares representing up to approximately $1.75 per the Company common share or up to 0.2456582 of a SolarBank Share for every the Company common share.

Prior to the Company Meeting, SolarBank will convert $4.7 million of a payable that is due from the Company to SolarBank into 1,052,599 common shares of the Company for the purpose of voting such shares in favor of the Transaction at the Company Meeting as disclosed in note 12. The liability cannot be extinguished as the extinguishment is contingent on the acquisition being completed. If the Agreement is terminated, then SolarBank shall have the option exercisable to return the common shares of the Company to the Company for cancellation and thereafter the receivable shall again be due and owing by the Company to SolarBank. As the return of the common shares to the Company is at the option of SolarBank the issuance of shares has not settled the balance owing to SolarBank by the Company. After conversion of the receivable, SolarBank will hold 1,755,420 common shares of the Company of a total of 11,052,599 common shares.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2024

18.	Contingencies (continued):

All SolarBank Shares issued in the Transaction, including SolarBank Shares issued on conversion of the CVRs or the Company Tracking Shares, if any, will be subject to transfer restrictions pursuant to a release schedule as set forth in the table below:

Release date	Percentage
Closing	0%
6 Months from closing	5%
12 Months from closing	5%
18 Months from closing	5%
24 Months from closing	5%
27 Months from closing	20%
30 Months from closing	20%
33 Months from closing	20%
36 Months from closing	20%

In addition to the Company shareholder approval, the Transaction is subject to normal course regulatory approvals and the satisfaction of customary closing conditions. Subject to the satisfaction of these conditions, SolarBank expects that the Transaction will be completed during the second calendar quarter of 2024.

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